Exhibit 99.13

OSISKO GOLD ROYALTIES LTD

..........................................
Unaudited Condensed Interim
Consolidated Financial Statements

For the three and nine months
ended
September 30, 2015

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
	Notes	2015	2014
		$	$
Assets

Current assets
Cash and cash equivalents	6	304,091	175,171
Short-term investments	7	2,022	-
Accounts receivable	8	4,507	562
Other assets		493	315
		311,113	176,048

Non-current assets
Investments in associates	9	37,356	14,052
Other investments	10	112,976	65,692
Royalty interests		423,827	1,591
Property and equipment		751	125
Exploration and evaluation		94,358	823
Goodwill		111,204	-
Deferred income taxes		6,428	11,634
		1,098,013	269,965

Liabilities

Current liabilities
Accounts payable and accrued liabilities	11	8,266	2,987
Dividends payable	13	2,831	1,551
Provisions and other liabilities	12	1,158	375
		12,255	4,913

Non-current liabilities
Provisions and other liabilities	12	8,390	386
Deferred income taxes		118,991	1,440
		139,636	6,739

Equity attributable to Osisko Gold Royalties Ltd shareholders
Share capital	13	739,046	69,716
Warrants	13	17,809	-
Contributed surplus		11,335	681
Accumulated other comprehensive income (loss)		(14,246)	5,549
Retained earnings		202,968	187,280
		956,912	263,226
Non-controlling interests		1,465	-
		958,377	263,226
		1,098,013	269,965

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
		2015	2014	2015	2014
	Notes	$	$	$	$

Revenues		11,724	9,571	32,604	9,571

Expenses
General and administrative		(2,829)	(1,542)	(10,806)	(2,190)
Business development		(2,194)	(607)	(7,491)	(633)
Exploration and evaluation		(521)	(1,526)	(1,445)	(5,260)
Write-off of exploration and evaluation assets		-	-	-	(2,831)
Gain on disposal of exploration and evaluation assets	17	500	-	500	-
Cost recoveries from associates		405	-	838	-
Operating income (loss)		7,085	5,896	14,200	(1,343)
Interest income		987	479	3,308	1,555
Dividend income		1,560	-	4,295	-
Finance costs		(162)	-	(444)	-
Foreign exchange gain		5,245	182	6,653	185
Share of loss of associates		(504)	(486)	(2,271)	(582)
Other net gains (losses)		(931)	1,837	4,476	2,117
Earnings before income taxes		13,280	7,908	30,217	1,932
Income tax expense		(3,471)	(2,075)	(6,237)	(1,845)

Net earnings from continuing operations		9,809	5,833	23,980	87
Net earnings from discontinued operations	19	-	-	-	1,675,263
Net earnings		9,809	5,833	23,980	1,675,350

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		9,872	5,833	24,135	1,675,350
Non-controlling interests		(63)	-	(155)	-

Net earnings per share from
continuing operations	16
Basic		0.10	0.12	0.28	-
Diluted		0.10	0.12	0.28	-

Net earnings per share	16
Basic		0.10	0.12	0.28	37.15
Diluted		0.10	0.12	0.28	36.77

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Net earnings	9,809	5,833	23,980	1,675,350

Other comprehensive income (loss)
Changes in fair value of available-for-sale financial assets
Unrealized gain (loss)	1,131	57	(15,192)	2,602
Income tax effect	117	-	791	-
Impairment on available-for-sale financial assets
Reclassification to the statement of income	-	335	-	335
Disposal of available-for-sale financial assets
Reclassification to the statement of income of the realized gain	(111)	(2,769)	(6,249)	(2,769)
Income tax effect	15	-	841	-
Share of other comprehensive income (loss) of associates	-	(128)	14	(128)

Other comprehensive income (loss)	1,152	(2,505)	(19,795)	40

Comprehensive income	10,961	3,328	4,185	1,675,390

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	11,024	3,328	4,340	1,675,390
Non-controlling interests	(63)	-	(155)	-

Other comprehensive income (loss) is composed solely of items that may be reclassified subsequently to net earnings or loss.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2015	2014	2015	2014
		$	$	$	$
Operating activities
Net earnings from continuing operations		9,809	5,833	23,980	87
Adjustments for:
Share-based compensation		1,014	126	2,109	126
Write-off of exploration and evaluation assets		-	-	-	2,831
Accretion on note receivable		(363)	-	(1,077)	-
Share of loss of associates		504	486	2,271	582
Net gain on available-for-sale financial assets		(58)	(3,422)	(5,590)	(2,996)
Net loss (gain) on financial assets at fair value through profit and loss		151	(27)	236	(61)
Impairment of associates and other financial assets		-	1,612	-	1,612
Deferred income tax expense		3,471	2,075	6,237	1,845
Provisions and other liabilities		506	120	1,920	120
Other		(4,830)	(179)	(6,059	(851)
		10,204	6,624	24,027	3,295
Changes in non-cash working capital items	17	2,224	(536)	(3,281)	613
Net cash flows provided by operating activities from continuing operations		12,428	6,088	20,746	3,908
Net cash flows provided by operating activities from discontinued operations		-	-	-	116,066
Net cash flows provided by operating activities		12,428	6,088	20,746	119,974

Investing activities
Cash acquired – acquisition of Virginia	5	-	-	34,900	-
Net decrease in short-term investments		4,707	-	32,696	-
Proceeds on disposal of investments		-	-	-	50
Acquisition of investments		(28,548)	(5,899)	(139,582)	(6,899)
Royalty interests		(5,000)	(150)	(6,000)	(150)
Property and equipment		(2)	-	(143)	-
Exploration and evaluation		(2,186)	(204)	(6,109)	(1,035)
Net cash flows used in investing activities from continuing operations		(31,029)	(6,253)	(84,238)	(8,034)
Net cash flows used in investing activities from discontinued operations		-	-	-	(77,735)
Net cash flows used in investing activities		(31,029)	(6,253)	(84,238)	(85,769)

Financing activities
Issuance of common shares		328	-	3,711	158,267
Issuance of special warrants	13	-	-	200,020	-
Issue expenses		(6)	-	(10,794)	-
Dividends paid		(2,830)	-	(7,166)	-
Net cash flows provided by (used in) financing activities from continuing operations		(2,508)	-	185,771	158,267
Net cash flows used in financing activities from discontinued operations		-	-	-	(197,301)
Net cash flows provided by (used in) financing activities		(2,508)	-	185,771	(39,034)
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(21,109)	(165)	122,279	(4,829)
Effects of exchange rate changes on cash and cash equivalents		5,240	181	6,641	181
Increase (decrease) in cash and cash equivalents		(15,869)	16	128,920	(4,648)
Cash and cash equivalents – beginning of period		319,960	156,741	175,171	161,405
Cash and cash equivalents – end of period		304,091	156,757	304,091	156,757

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other	Retained		Non-
		shares	Share	warrants /	Contributed	convertible	comprehensive	earnings		controlling
	Notes	outstanding	capital	warrants	surplus	debentures	income (loss)(i)	(deficit)	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2015		51,691,439	69,716	-	681	-	5,549	187,280	263,226	-	263,226
Net earnings for the period		-	-	-	-	-	-	24,135	24,135	(155)	23,980
Other comprehensive loss, net of taxes		-	-	-	-	-	(19,795)	-	(19,795)	-	(19,795)
Comprehensive loss for the period		-	-	-	-	-	(19,795)	24,135	4,340	(155)	4,185
Acquisition of Virginia Mines Inc.	5	29,964,240	488,717	-	-	-	-	-	488,717	1,620	490,337
Special warrants issuance	13	-	-	200,020	-	-	-	-	200,020	-	200,020
Special warrants exercised	13	10,960,000	181,235	(181,235)	-	-	-	-	-	-	-
Dividends declared	13	-	-	-	-	-	-	(8,447)	(8,447)	-	(8,447)
Share options:
Share-based compensation		-	-	-	2,172	-	-	-	2,172	-	2,172
Replacement share options:
Acquisition of Virginia Mines Inc.	5	-	-	-	13,842	-	-	-	13,842	-	13,842
Fair value of options exercised		-	5,360	-	(5,360)	-	-	-	-	-	-
Proceeds from exercise of options		554,806	3,711	-	-	-	-	-	3,711	-	3,711
Issue costs		-	(9,693)	(976)	-	-	-	-	(10,669)	-	(10,669)
Shares issued from escrow	13	1,200,000	-	-	-	-	-	-	-	-	-
Balance – September 30, 2015		94,370,485	739,046	17,809	11,335	-	(14,246)	202,968	956,912	1,465	958,377

Balance - January 1, 2014		43,922,470	2,060,810	20,575	75,626	8,005	16	(433,964)	1,731,068	-	1,731,068
Net earnings for the period		-	-	-	-	-	-	1,675,350	1,675,350	-	1,675,350
Other comprehensive income, net of taxes		-	-	-	-	-	40	-	40	-	40
Comprehensive income for the period		-	-	-	-	-	40	1,675,350	1,675,390	-	1,675,390
Share options:
Share-based compensation		-	-	-	7,385	-	-	-	7,385	-	7,385
Fair value of options exercised		-	26,564	-	(26,564)	-	-	-	-	-	-
Proceeds from exercise of options		1,241,515	78,575	-	-	-	-	-	78,575	-	78,575
Employee share purchase plan		41,915	2,509	-	-	-	-	-	2,509	-	2,509
Property payments		167,025	14,448	-	-	-	-	-	14,448	-	14,448
Warrants:
Fair value of warrants exercised		-	20,575	(20,575)	-	-	-	-	-	-	-
Proceeds from exercise of warrants		1,250,000	78,125	-	-	-	-	-	78,125	-	78,125
Conversion of debt		77,532	4,629	-	-	-	-	-	4,629	-	4,629
Deemed distribution to the shareholders and assumption of convertible debentures and unexercised instruments		-	(2,286,234)	-	(56,321)	(8,005)	-	(1,050,373)	(3,400,933)	-	(3,400,933)
Balance – September 30, 2014		46,700,457	1	-	126	-	56	191,013	191,196	-	191,196

(i) Accumulated other comprehensive income (loss) relates solely to available-for-sale investments.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de- Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine in the Abitibi Gold Belt, immed iately south of the Town of Malartic in the Province of Québec and a sliding scale 2.0% - 3.5% NSR on the Éléonore mine (acquired through the acquisition of Virginia Mines Inc. (Note 5)), located in the James Bay area in the Province of Québec. The Company also owns a portfolio of royalties, options on royalties and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Ontario, Québec and the U.S.A. In addition, the Company owns directly or indirectly exploration projects on three main prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area and the Guerrero Gold Belt in Mexico.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the new accounting policies presented in Note 3. The Board of Directors approved the interim condensed consolidated financial statements on November 4, 2015.

3.	New accounting policies

The following new accounting policies were applied for the nine months ended September 30, 2015 following the acquisition of Virginia Mines Inc. (“Virginia”).

(a)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting policies (continued)

(a)	Business combinations (continued)

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income (loss) and other comprehensive income (loss). If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Acquisition costs are expensed as incurred.

(b)	Non-controlling interests

Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company’s ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.

(c)	Royalty interests

Royalty interests consist of acquired royalties and royalty option interests in producing, and exploration and evaluation stage properties. Royalty interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company’s interests are producing, and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company or are in development and are expected to generate revenues in the next two years. Exploration and evaluation assets represent early stage exploration properties that are speculative and are expected to require more than two years to generate revenue, if ever, or are currently not active.

Producing royalty interests are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Producing royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the properties and may include a portion of resources expected to be converted into reserves. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable reserves and resources from the operators of the producing royalty interests.

On acquisition of a producing royalty interest, an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non- depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. Acquisition costs of exploration and evaluation royalty interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing royalty interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (‘‘CGU’’) which, in accordance with IAS 36, Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty level for each property from which cash inflows are generated.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting policies (continued)

(d)	Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

(e)	Financial instruments

Put and call options over non-controlling interests

The terms of a put and/or a call over a non-controlling interest is analysed to assess whether it gives the controlling interest in substance, the risks and rewards associated with ownership of the shares covered by the instruments. A put and call with a fair value exercise price is less likely to convey the risks and rewards of ownership to the controlling interest (i.e. the non-controlling shareholders still have present access to the associated benefits). In such cases, the Company uses the present access method in which the non-controlling interest continues to be recognised as such as it still has present access to the economic benefits associated with the underlying ownership interests. A financial liability is initially recognised against the parent’s equity for the repurchase obligation. The transaction is not treated as an anticipated acquisition.

The Company has classified its new financial instruments as follows:

Category	Financial instrument

Available-for-sale financial assets	Bonds

Financial liabilities at amortized cost	Liability related to share exchange rights

(f)	Refundable tax credits for mining exploration expenses

The Company is entitled to a refundable tax credit on qualified mining exploration and evaluation expenses incurred in the province of Québec. The credit is accounted for against the exploration and evaluation expenses incurred.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements for the year ended December 31, 2014, except for the new critical accounting estimates, assumptions and judgements described below and applied as a result of the acquisition of Virginia.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

New critical accounting estimates and assumptions

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statements of income (loss).

Reserves and resources

Royalty interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. These estimates are applied in determining the depletion of the Company’s royalty interests and assessing the recoverability of the carrying value of royalty interests. For royalty interests, the public disclosures of reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and depreciation and the assessed recoverability of the carrying value of royalty interests.

Impairment of royalty interests

The assessment of the fair values of royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty interests could impact the impairment analysis.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Critical accounting estimates and judgements (continued)

New critical judgements in applying the Company’s accounting policies

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. The assumptions and estimates with respect to determining the fair value of royalty interests generally requires a high degree of judgment. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Impairment of royalty interests, evaluation and exploration assets and goodwill

Assessment of impairment of royalty interests, exploration and evaluation assets and goodwill requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty interests, exploration and evaluation assets and goodwill. Changes in the judgements used in determining the fair value of the royalty interests, exploration and evaluation assets and goodwill could impact the impairment analysis.

Liability related to share exchange rights

The put option is classified as a financial liability using the present access method. Under this method, non-controlling interests continue to be recognized because the non-controlling shareholders still have present access to the economic benefits and risks associated with the underlying ownership interests. The non-controlling shareholder may have substantially retained the risks and rewards associated with the continued ownership until such time that the contract is settled. Judgement is required when assessing the factors to consider resulting in benefits and losses being borne by the non-controlling shareholders.

5.	Acquisition of Virginia Mines Inc. (now Osisko Exploration James Bay Inc.)

On November 17, 2014, Osisko and Virginia Mines Inc., a mining exploration company active in Northern Québec and holding a 2.0% to 3.5% royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc., announced that they had entered into a definitive agreement to combine the two companies. The combination of Osisko and Virginia diversifies the portfolio of assets in low geopolitical risk locations and improves the financial position of the combined company. Under the terms of the transaction, which was structured as a plan of arrangement, each Virginia share was exchanged for 0.92 Osisko shares.

The transaction was closed on February 17, 2015 (acquisition date) and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Prior to the closing of the transaction, Osisko held 3,562,616 common shares which generated a gain of $7,929,000 at the closing date, which was reclassified from other comprehensive income (loss) to other net gains (losses) on the statement of income. In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. The Virginia share options were all vested prior to the transaction as they were all vesting at the grant date. The following weighted average assumptions were used with the Black-Scholes option pricing model to calculate the fair value of the Virginia replacement share options: dividend of 1%; volatility of 37%; risk-free interest rate of 0.4% and expected life between 1.1 and 3.0 years. Transaction costs related to the acquisition were expensed under business development expenses and amount respectively to $1,469,000 and $2,243,000 in 2014 and 2015. The total consideration paid, including the initial investment held by Osisko, the shares issued to Virginia shareholders and the fair value of the replacement options issued amount to approximately $556.0 million.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Virginia meets the definition of a business combination as Virginia generates revenues and has processes. Consequently, the transaction has been recorded as a business combination.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Acquisition of Virginia Mines Inc. (now Osisko Exploration James Bay Inc.) (continued)

As of the reporting date, the Company has not completed the purchase price allocation over the identifiable net assets and the resulting goodwill of Virginia. Information to confirm fair value of certain assets, mainly the royalty interests and exploration and evaluation assets, are still to be obtained or confirmed. The allocation is expected to be completed by December 31, 2015.

The goodwill is the result of the creation of a diversified portfolio of two significant producing royalties that increase the sources of revenues and reduce the operational risks and cost of capital of the combined company. In addition, the acquisition of exploration and evaluation projects lead by an experienced team diversifies the risks and increases the royalty opportunities.

The table below presents the purchase price allocation based on the best available information to the Company to date:

Consideration paid	$

Issuance of 29,964,240 common shares on closing	488,717
Shares held in Virginia prior to the acquisition	53,475
Fair value of 1,695,770 Virginia replacement share options issued	13,842
556,034

Net assets acquired	$

Cash and cash equivalents	34,900
Short-term investments	35,179
Other current assets	4,897
Other investments	2,589
Royalty interests	411,236
Property and equipment	587
Exploration and evaluation	87,365
Current liabilities	(3,986)
Liability for share exchange rights(1)	(6,867)
Deferred income tax liability	(119,450)
Non-controlling interests(1)	(1,620)
444,830

Goodwill(2)	111,204

(1)

The fair value of the non-controlling interests in Mines Coulon Inc. (“Mines Coulon”) was recognized in the form of a financial liability for the share exchange rights at its estimated fair value and the residual amount has been recorded as non-controlling interests.

(2)	The goodwill recognized on the acquisition of Virginia will not be tax deductible.

Since the acquisition date, the revenues and net loss of the acquiree included in the statement of income amount respectively to nil and $2,067,000. If the acquisition had been completed as of January 1, 2015, the consolidated revenues would not have changed and the net earnings would have been approximately $23,789,000 for the nine months ended September 30, 2015. Although the Éléonore mine has produced gold and silver since the acquisition date, the NSR payments have been applied against the advance payment that had been received by Virginia prior to its acquisition by Osisko. A balance of $1.2 million (US$0.9 million) remained as at September 30, 2015. As such, the depletion of the depreciable royalty interests will start when NSR payments will be received by Osisko.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Cash and cash equivalents

	September 30,	December 31,
	2015	2014
	$	$
Cash	264,143	175,171
Cash equivalents	39,948	-
	304,091	175,171

Cash equivalents are comprised of two banker’s acceptances bearing interest rates of 0.59% and 0.60% and having maturity dates in October and November 2015. Cash held in U.S. dollars amount to $126.4 million (US$94.4 million).

7.	Short-term investments

As at September 30, 2015, short-term investments are comprised of bonds valued at $1,722,000 and issued by Canadian municipalities and para-governmental entities having interest rates ranging from 1.32% to 3.00% and maturity dates ranging from October 2015 to December 2015, and guaranteed investment certificates for $300,000 issued by Canadian financial institutions having interest rates ranging from 1.80% to 2.05% and maturity dates ranging from November 2015 to July 2016. Short-term investments were acquired through the acquisition of Virginia (Note 5).

8.	Accounts receivable

	September 30,	December 31,
	2015	2014
	$	$

Refundable tax credits	1,734	-
Sales taxes	308	295
Interest and dividend income receivable	1,662	133
Amounts receivable from associates and other receivables	803	134
	4,507	562

A total amount of $511,000 (nil as at December 31, 2014) is receivable from associates for cost recoveries related to professional services and office rent.

9.	Investments in associates

	Nine months ended	Year ended
	September 30,	December 31,
	2015	2014
	$	$

Balance – Beginning of period	14,052	3,557
Acquisitions	22,123	5,138
Transfer from available-for-sale investments	4,532	7,488
Share of loss and comprehensive loss of associates	(2,257)	(854)
Net loss on ownership dilution	(1,094)	-
Impairment charge	-	(1,277)
Balance – End of period	37,356	14,052

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Other investments

	Nine months ended	Year ended
	September 30,	December 31,
	2015	2014
	$	$
Available-for-sale (marketable securities)
Balance – Beginning of period	57,004	8,996
Acquisitions	116,498	47,003
Acquisition of Virginia (Note 5)	2,048	-
Deemed disposal of investments – acquisition of Virginia (Note 5)	(53,475)	-
Disposals	-	(66)
Change in fair value	(15,305)	8,559
Transfer to investments in associates	(4,532)	(7,488)
Balance – End of period	102,238	57,004

Financial assets at fair value
through profit and loss (warrants)
Balance - Beginning of period	70	2
Acquisition of Virginia (Note 5)	341	304
Acquisitions	567	-
Change in fair value	(236)	(236)
Balance – End of period	742	70

Loans and receivables (note receivable and guaranteed investment certificates)
Balance - Beginning of period	8,618	-
Acquisition of Virginia (Note 5)	200	-
Acquisitions	200	8,559
Transfer to short-term investments	(100)	-
Accretion	1,078	59
Balance – End of period	9,996	8,618

Total	112,976	65,692

The investments comprise common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies, and guaranteed investment certificates issued by Canadian financial institutions.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Accounts payable and accrued liabilities

	September 30,	December 31,
	2015	2014
	$	$

Trade payables	1,125	721
Other payables	6,777	1,205
Accrued liabilities	364	1,061
	8,266	2,987

Other payables include an amount of $5,000,000 for the acquisition of a 5% net smelter return royalty and a 40% net profit interest royalty in the Vezza property operated by Ressources Nottaway Inc. for a total acquisition price of $10,000,000.

12.	Provisions and other liabilities

	Nine months ended September 30, 2015			Year ended December 31, 2014

				Environ.		Deferred
	Share exchange	DSU and		restoration	DSU and	premium
	rights(i)	RSU(ii)	Total	obligations	RSU(ii)	on FTS(iii)	Total
	$	$	$	$	$	$	$

Balance – Beginning of period	-	761	761	16,112	6,629	2,671	25,412
Acquisition of Virginia (Note 5)	6,867	-	6,867	-	-	-	-
Accretion expense	141	-	141	530	-	-	530
New liabilities	-	1,902	1,902	6,444	16,641	-	23,085
Revision of estimates	-	(123)	(123)	209	5,324	-	5,533
Liabilities settlement	-	-	-	(351)	(27,833)	-	(28,184)
Recognition of deferred premium on FTS(iii)	-	-	-	-	-	(2,671)	(2,671)
Deemed disposal (Note 19)	-	-	-	(22,944)	-	-	(22,944)
Balance – End of period	7,008	2,540	9,548	-	761	-	761

Current portion	-	1,158	1,158	-	375	-	375
Non-current portion	7,008	1,382	8,390	-	386	-	386
	7,008	2,540	9,548	-	761	-	761

(i)

The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon, a subsidiary of the Company that was acquired in the Virginia acquisition. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders have the option to convert their shares of Mines Coulon for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Provisions and other liabilities (continued)

(ii)

As at January 1, 2015, 60,100 deferred share units (“DSU”) and 228,100 restricted share units (“RSU”) were outstanding. During the nine months ended September 30, 2015, 46,087 DSU were granted to directors, of which 45,643 DSU will vest at the day prior to the next annual general meeting of the Company and 444 vested at the grant date. The DSU are payable at the end of employment period of each director. In addition, 208,657 RSU were issued to officers and employees, vesting and payable three years after the grant date, one half of which is depending on the achievement of certain performance measures. As at September 30, 2015, a total of 106,187 DSU and 436,757 RSU were outstanding.

(iii)	Flow-through shares (“FTS”).

13.	Share capital and warrants

Private placement of $200 million

On January 21, 2015, Osisko announced that it had entered into an agreement with a syndicate of underwriters who had agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000. Each Special Warrant entitled the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each Warrant will entitle the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the closing date.

The offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200,020,000. On March 5, 2015, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. The fair value of the Warrants was evaluated at $18,785,000 using the Black-Scholes option pricing model and the following assumptions: dividend per share of 1%; expected life of 7 years, expected volatility of 43% and risk free interest rate of 1.01%. The fair value of the Common Shares was evaluated at $181,235,000, which is the difference between the gross proceeds of the Special Warrants and the fair value of the Warrants. Transaction costs amounted to $10,399,000 and were allocated to the Common Shares and Warrants based on their prorata value. As a result, transaction costs of $976,000 were allocated to the Warrants and $9,423,000 to the Common Shares.

Dividends

On February 19, 2015, the Board of Directors declared a quarterly dividend of $0.03 per common share paid on April 15, 2015 to shareholders of record as of the close of business on March 31, 2015. The 1.2 million common shares held in escrow at the record date were not eligible to this dividend.

On May 14, 2015, the Board of Directors declared a quarterly dividend of $0.03 per common share paid on July 15, 2015 to shareholders of record as of the close of business on June 30, 2015.

On August 5, 2015, the Board of Directors declared a quarterly dividend of $0.03 per common share payable on October 15, 2015 to shareholders of record as of the close of business on September 30, 2015.

Dividend reinvestment plan

On September 21, 2015, the Company announced the implementation of a dividend reinvestment plan (“Dividend Reinvestment Plan”). The Dividend Reinvestment Plan allows shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”), or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the Dividend Reinvestment Plan.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Share capital and warrants (continued)

Dividend reinvestment plan (continued)

As at September 30, 2015, the holders of 5,430,858 common shares had elected to participate in the Dividend Reinvestment Plan, representing dividends payable of $163,000. On October 15, 2015, 11,764 common shares were issued by the Company. The discount rate applied for this dividend amounted to 3%.

Shares in escrow

1,200,000 common shares were held by an escrow agent for the eventual conversion of convertible debentures contracted by Osisko Mining Corporation prior to the transaction described in Note 19. The conversion option was exercised and the common shares were released on June 30, 2015 by the escrow agent in favor of the convertible debentures holders.

14.	Share options

The following table summarizes information about the movement of Osisko’s share options:

	From January 1, 2015		From June 16, 2014
	to September 30, 2015		to December 31, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	901,400	14.89	-	-
Granted	944,400	15.80	901,400	14.89
Issued – Virginia replacement share options	1,695,770	8.74	-	-
Exercised – Virginia replacement share options	(554,806)	6.69	-	-
Balance – End of period	2,986,764	13.21	901,400	14.89
Options exercisable – End of period	1,438,764	10.80	-	-

The options granted during the nine months ended September 30, 2015 are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

Dividend per share	1%
Expected volatility	35%
Risk-free interest rate	0.78%
Expected life	45 months
Weighted average share price	$15.80
Weighted average fair value of options granted	$4.05

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Share options (continued)

The following table summarizes the Company’s share options outstanding as at September 30, 2015:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

3.49 – 4.65	129,835	4.12	1.87	129,835	4.12
5.89 – 8.35	239,509	7.38	3.84	239,509	7.38
9.79 – 13.93	771,620	11.40	7.13	771,620	11.40
13.95 – 14.90	901,400	14.89	3.94	297,800	14.90
15.80	944,400	15.80	4.75	-	-
	2,986,764	13.21	4.92	1,438,764	10.80

15.	Key management

Key management includes directors (executive and non-executive) and senior executives. The compensation paid or payable to key management for employee services is presented below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Salaries and short-term employee benefits	885	454	2,655	665
Share-based compensation	944	221	3,134	221
	1,829	675	5,789	886

Compensation included in discontinued operations	-	-	-	30,981

Each key management employee is subject to an employment agreement which provides for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and options.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Net earnings per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Net earnings from continuing operations attributable to shareholders of Osisko Gold Royalties Ltd	9,872	5,833	24,135	87

Net earnings attributable to shareholders of Osisko Gold Royalties Ltd	9,872	5,833	24,135	1,675,350

Basic weighted average number of common shares outstanding (in thousands)(i)	94,356	46,700	85,660	45,098
Dilutive effect of share options	403	-	1,232	-
Dilutive effect of warrants	-	-	-	-
Dilutive effect of shares held in escrow (ii)	-	1,200	800	470
Diluted weighted average number of common shares	94,759	47,900	87,692	45,568

Net earnings from continuing operations per share
Basic	0.10	0.12	0.28	-
Diluted	0.10	0.12	0.28	-

Net earnings per share
Basic	0.10	0.12	0.28	37.15
Diluted	0.10	0.12	0.28	36.77

(i)	After the effect of share consolidation where for each common share of Osisko Mining Corporation held, shareholders received one tenth of a common share of the Company on June 16, 2014 (Note 19).

(ii)	The shares held in escrow were released on June 30, 2015.

17.	Cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Changes in non-cash working capital items
Decrease (increase) in accounts receivable	2,477	(226)	769	(404)
Decrease (increase) in inventory	-	3	-	(2)
Decrease (increase) in other current assets	19	(58)	(74)	(267)
Increase (decrease) in accounts payable and accrued liabilities	(272)	(255)	(3,976)	1,286
	2,224	(536)	(3,281)	613

As at September 30, 2015, accounts payable and accrued liabilities related to share issue expenses amount to $69,000 ($75,000 as at June 30, 2015 and $194,000 as at December 31, 2014) and other investments payable amount to $374,000 ($nil as at June 30, 2015 and December 31, 2014).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Cash flow information (continued)

During the three months ended September 30, 2015, the Company sold exploration and evaluation assets in exchange for common shares. This transaction resulted in a non-cash gain of $500,000 based on the fair value of the common shares received at the date of the closing of the transaction.

18.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	September 30, 2015
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	742	742
Available-for-sale financial assets(i)
Equity securities (shares)
Publicly traded royalty companies	94,702	-	-	94,702
Publicly traded gold mining exploration companies	6,342	-	-	6,342
Publicly traded copper, oil and gas exploration companies	1,194	-	-	1,194
Bonds
Municipal and para-governmental	-	1,722	-	1,722
	102,238	1,722	742	104,702

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	70	70
Available-for-sale financial assets(i)
Equity securities (shares)
Publicly traded gold mining exploration companies	57,004	-	-	57,004
	57,004	-	70	57,074

(i)	On the basis of its analysis of the nature, characteristics and risks of the investments, the Company has determined that presenting them by type of investment and industry is appropriate.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Fair value of financial instruments (continued)

The Company has no financial liabilities measured at fair value on a recurring basis in the consolidated balance sheets as at September 30, 2015 and December 31, 2014.

During the nine months ended September 30, 2015 and 2014, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the nine months ended September 30, 2015 and 2014:

	2015	2014
	$	$

Balance - January 1	70	2
Acquisitions	567	304
Acquisition of Virginia (Note 5)	341	-
Change in fair value - investments held at the end of the period(i)	(236)	60
Balance – September 30	742	366

(i)	Recognized in the consolidated statement of income under other gains or losses.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents (excluding bonds), amounts receivable from associates and other receivables, notes receivable, guaranteed investment certificates, accounts payable and accrued liabilities, and the liability related to share exchange rights. The fair values of cash and cash equivalents, amounts receivable from associates and other receivables, guaranteed investment certificates and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable and the liability related to share exchange rights approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance or assumption of those financial instruments.

19.	Discontinued operations

For financial reporting purposes, the Company is considered to be a continuation of Osisko Mining Corporation. Accordingly, all references to Osisko or the Company for events that occurred prior to June 16, 2014 relate to Osisko Mining Corporation. The Company was formed following the agreement between Osisko Mining Corporation, Yamana Gold Inc. ("Yamana") and Agnico Eagle Mines Limited ("Agnico Eagle"), pursuant to which Yamana and Agnico Eagle acquired, by way of a statutory plan of arrangement, on June 16, 2014, all of the outstanding common shares of Osisko Mining Corporation in exchange for (i) $2.09 in cash, (ii) 0.26471 of a Yamana common share, (iii) 0.07264 of an Agnico Eagle common share and (iv) a common share of Osisko Gold Royalties Ltd (immediately thereafter consolidated on a 10 to 1 basis). The share consolidation was applied retroactively to all share-related information, except when otherwise mentioned.

The following were transferred by Osisko Mining Corporation to the Company on June 16, 2014:

(i)	a 5% NSR on the Canadian Malartic mine
(ii)	a 2% NSR on Osisko Mining Corporation’s Canadian exploration properties including Upper Beaver, Kirkland Lake and Hammond Reef
(iii)	$157.0 million in cash
(iv)	all assets and liabilities of Guerrero camp in Mexico and
(v)	publicly traded equity investments in associates and other publicly traded companies.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Discontinued operations (continued)

The results of the Canadian mining, exploration and evaluation operations of Osisko Mining Corporation that are deemed to have been disposed of as at June 16, 2014 have been reclassified as discontinued operations as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Results from discontinued operations:
Net gain on deemed disposal	-	-	-	1,744,115
Results of discontinued operations:
Revenues	-	-	-	347,663
Expenses	-	-	-	(333,536)
Net earnings (loss) before income and mining taxes	-	-	-	14,127
Income and mining tax expense	-	-	-	(82,979)

Net loss	-	-	-	(68,852)

Net earnings from discontinued operations	-	-	-	1,675,263

Net earnings per share from discontinued operations
Basic	-	-	-	37.15
Diluted	-	-	-	36.77

20.	Commitments

As at September 30, 2015, the Company is committed to spend $1,441,000 by December 31, 2015 on eligible exploration and evaluation expenses under a Virginia’s flow-through share underwriting agreement dated March 7, 2014.

21.	Subsequent events

Dividends

On November 4, 2015, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on January 15, 2016 to shareholders of record as of the close of business on December 31, 2015.

Acquisition of a portfolio of royalty interests

On October 19, 2015, the Company announced a definitive agreement to acquire a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. for a cash consideration of $28.0 million, with an additional $2.5 million payable on confirmation of certain rights. The portfolio consists of 31 royalties, most of which are net smelter return royalties and a production royalty on properties located in Eastern Canada, including royalties on Richmont Mines Inc.’s producing Island Gold Mine and Integra Gold Corp.’s Lamaque property. The Teck Resources Limited transaction is expected to be completed by or before November 16, 2015, and the Teck Metals Ltd. transaction by or before February 28, 2016. The acquisitions will be funded from Osisko’s cash on hand.

Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds") had completed private placements into Osisko and Virginia as a part of the business combination completed in February 2015. Accordingly, CDPQ and Fonds were granted a combined 15% right to participate in all future royalty or stream transactions entered into by Osisko. CDPQ has advised the Company that it will exercise the participation right to acquire 15% of the royalty interests acquired by Osisko.